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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              -----------------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                     (AMENDMENT NO. 3 - Final Amendment)
                     -----------------------------------

                                 FRONTSTEP, INC.
                       (Name of Subject Company (Issuer))

                               -----------------

                                 Frontstep, Inc.
                        (Name of Filing Person (Offeror))

                               -----------------

   Options to Purchase Common Shares, No Par Value, under the Frontstep, Inc.
           Non-Qualified Stock Option Plan for Key Employees and the Frontstep, Inc. 1999 Non-Qualified Stock Option Plan for Key Employees

                         (Title of Class of Securities)

                               -----------------

                                   35921W 10 1
                      (CUSIP Number of Class of Securities)
                           (Underlying Common Shares)

                               -----------------

                                Daniel P. Buettin
              Vice President, Chief Financial Officer and Secretary
                                 Frontstep, Inc.
                          2800 Corporate Exchange Drive
                              Columbus, Ohio 43231
                                 (614) 523-7136

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                             Ivery D. Foreman, Esq.
                       Vorys, Sater, Seymour and Pease LLP
                               52 East Gay Street
                                 P. O. Box 1008
                            Columbus, Ohio 43216-1008
                                 (614) 464-6322


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                            CALCULATION OF FILING FEE



                    Transaction valuation*             Amount of filing fee
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                          $1,110,000                         $222.00



* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 600,000 common shares of Frontstep, Inc. having an aggregate value of $1,110,000 as of October18, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
[_]  Check the box if any part of the fee is offset as provided by Rule  0-11(a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                       Amount Previously Paid:  $222.00
                       Form or Registration No.:  Schedule TO
                       Filing party:  Frontstep, Inc.
                       Date filed:  October 29, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-l.
[x]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

[x] Check the following box if the filing is a final amendment reporting the results of the tender offer.




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                           INTRODUCTORY STATEMENT


         This final amendment to the Tender Offer Statement on Schedule TO filed by Frontstep, Inc. (the "Company") with the Securities and Exchange Commission on November 16, 2001 (as amended, the "Schedule TO"), reports the final results of our offer to exchange new options to purchase common shares, no par value, of the Company for outstanding options to purchase such shares held by eligible employees of the Company as set forth in the Schedule TO and subject to the terms and conditions contained in the Offer to Exchange and related documents, each as previously amended and supplemented, filed as exhibits to the Schedule TO.

ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

         The offer to exchange expired at 5:00 p.m., Eastern Time, on Friday, December 7, 2001. Pursuant to the offer, we have accepted for exchange options to purchase 366,111 common shares of the Company. Subject to the terms and conditions of the offer, we will grant new options to purchase 341,111 common shares of the Company in exchange for the options surrendered and cancelled in the offer.
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

                              FRONTSTEP, INC.

                                       /s/ Daniel P. Buettin
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                              Daniel P. Buettin, Vice President, Chief Financial
                              Officer and Secretary

Date:    December 11, 2001